UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 2020

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

 Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐        No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐        No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐        No ☒

Earnings Release April 28, 2020 Contact in Santiago, Chile Andrés Wainer, Chief Financial Officer Ignacio Morales, Finance and Treasury Manager (56-2) 2338-0520 / andina.ir@koandina.com 1Q 20Conference call details Wednesday, April 29, 2020 11:00 am Chile – 11:00 am EST Dial-In Participants U.S.A. 1 (877) 830-2576 International (outside U.S.A.) 1 (785) 424-1726 Access code: ANDINA Replay U.S.A. 1-844-488-7474 International (outside U.S.A.) 1-862-902-0129 Access code: 12583210 Replay available until May 14, 2020 Audio Available at www.koandina.com Thursday, April 30, 2020

EXECUTIVE SUMMARY

Consolidated Sales Volume for the quarter was 198.3 million unit cases, increasing 0.4% regarding the same quarter of the previous year.

Company figures reported are the following:

•	Consolidated Net Sales reached CLP 504,615 million during the quarter, a 12.8% increase regarding the same quarter of the previous year.

•	Consolidated Operating Income[1] reached CLP 75,957 million during the quarter, representing a 12.1% increase regarding the same quarter of the previous year.

•	Consolidated Adjusted EBITDA[2] increased by 10.9% regarding the same quarter of the previous tear, reaching CLP 103,959 million during the quarter. Adjusted EBITDA Margin reached 20.6%, a contraction of 35 basis points regarding the same quarter of the previous year.

•	Net Income attributable to the owners of the controller for the quarter reached CLP 47,991 million, which represents a 4.1% increase regarding the same quarter of the previous year.

During January, the Company successfully completed the issuance of a 30-year bond in the U.S. market for USD 300 million, with a yield of 3.999%, which was fully redenominated to UFs at a rate of 1.85% through cross currency swaps.

Comment of the Chief Executive Officer, Mr. Miguel Ángel Peirano

"We closed the first quarter of 2020 with very good figures, following the trend we showed in the last quarters. Worth mentioning are the good results shown by the Chilean operation, where volume growth, along with good price management and effective cost control, resulted in a sharp EBITDA increase. Argentina and Paraguay also showed excellent financial results, despite the drop in volumes. Regarding Brazil, the situation of drinking water in the state of Rio de Janeiro is negatively impacting our business, as consumers are buying more water and less soft drinks, which affects our margins.

I would also like to refer to the effect that COVID-19 is having on our business from mid-March. We have implemented a series of actions and measures in line with the recommendations of WHO and governments where we operate with the aim of primarily minimizing the risk of infection of our workers, own and outsourced, while ensuring operational continuity in order to keep on serving our customers and consumers.

From a market point of view, as a result of the measures that governments have taken in order to prevent the spread of the virus, we are experiencing great volatility in our sales volumes in different countries along with changes in the packaging and channel mix. In consolidated terms, we are seeing a strong drop in the on-premise channel, which consists of bars and restaurants, which have remained closed due to quarantine measures that were taken by most governments. We are also experiencing a moderate decrease in sales volumes in wholesale, supermarket and traditional channels.

In this context, I would also like to recognize and highlight the flexibility and rapid adaptation of our company to this new way of operating and the excellent work that is being done in all areas, especially those of operations, sales and distribution that day by day with the support of the administrative areas, ensure a proper supply to our customers and consumers. We remain confident that we will emerge stronger from this crisis, ensuring service to our customers and consumers and supporting the community with actions and resources to mitigate the negative effects that COVID-19 is having in the places where we operate."

_________________

1 Operating Income considers Revenues, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with Chile’s Financial Market Commission and set in accordance to IFRS.

2 Adjusted EBITDA considers Revenues, Cost of Sales, Distribution Costs and Administrative Expenses included in the Financial Statements filed with Chile’s Financial Market Commission and set in accordance to IFRS, plus Depreciation.

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B

CONSOLIDATED RESULTS: 1st Quarter 2020 vs. 1st Quarter 2019

Figures of the following analysis are set according to IFRS, in nominal Chilean pesos, both for consolidated results and for the results of each of our operations. All variations regarding 2019 are nominal. It is worth mentioning that the devaluation of local currencies regarding the U.S. dollar has a negative impact on our dollarized costs and the devaluation of local currencies with respect to the Chilean peso has a negative impact on the consolidation of figures. The following chart shows the exchange rates used:

Exchange rates used	Local currency/USD (Average exchange rate)		CLP/Local currency (Average exchange rate*)
	1Q19	1Q20	1Q19	1Q20
Argentina	39.1	61.5	15.7	13.2
Brazil	3.77	4.46	176.8	180.4
Chile	667	804	N.A.	N.A.
Paraguay	6,076	6,538	0.11	0.12
*Except Argentina, where the closing exchange rate is used, pursuant to IAS 29

Consolidated Sales Volume during the quarter was 198.3 million unit cases, representing an increase of 0.4% compared to the same period in 2019, explained by the increase in volume in the operations of Chile and Brazil, which was partially offset by the decrease in volume in the operations of Argentina and Paraguay. Transactions reached 1,020.5 million in the quarter, a decrease of 1.4% compared to the same quarter of the previous year.

Consolidated Net Sales reached CLP 504,615 million, a 12.8% increase, mainly explained by the sales growth in Chile, Brazil and Paraguay.

Consolidated Cost of Sales increased by 11.9%, which is mainly explained by (i) higher volume sold in Brazil and Chile, (ii) the devaluation of local currencies regarding the U.S. dollar which has an impact on dollarized costs, and (iii) greater concentrate costs in Brazil and Chile. The previous was partially offset by a reduction in the cost of resin in Argentina, Brazil and Paraguay, and by lower volumes in Argentina and Paraguay.

Consolidated Distribution Costs and Administrative Expenses increased by 15.2%, which is mainly explained by (i) greater advertising expenses in Brazil, (ii) greater distribution costs in Chile, and (iii) lower other income in the operations of Brazil and Paraguay regarding the previous year. This was partially offset by lower advertising expenses in Argentina and by lower distribution costs in Argentina and Paraguay.

The previously mentioned effects let to a consolidated Operating Income of CLP 75,957 million, a 12.1% increase. Operating Margin was 15.1%.

Consolidated Adjusted EBITDA reached CLP 103,959 million, increasing by 10.9%. Adjusted EBITDA Margin was 20.6%, a contraction of 35 basis points.

Net Income attributable to the owners of the controller during the quarter was CLP 47,991 million, a 4.1% increase and Net Margin reached 9.5%, a contraction of 80 basis points.

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B

ARGENTINA: 1st Quarter 2020 vs. 1st Quarter 2019

The average quarterly exchange rate was 61.5 ARS/USD, which is compared with an average quarterly exchange rate of 39.1 ARS/USD in the same quarter of the previous year. The depreciation of local currencies with respect to the U.S. dollar has a negative impact on our dollarized costs. In addition, pursuant to IAS 29, the translation of figures from local currency to the reporting currency was performed using the closing exchange rate for the conversion to Chilean pesos of 13.2 CLP/ARS, which is compared to a closing exchange rate of 15.7 CLP/ARS in the same quarter of the previous year. Figures in local currency referred to in this section both for 2020 as well as 2019, are expressed in currency of March 2020.

Sales Volume for the quarter decreased by 5.9%, reaching 46.1 million unit cases, explained by a decrease in volumes in the juices, water and soft drinks categories. Transactions reached 215.3 million, representing a 6.6% decrease. Our soft drinks market share reached 61.8 points, a contraction of 220 basis points with respect to the same period of the previous year.1

Net Sales reached CLP 114,675 million, increasing by 18.6%. In local currency they decreased by 7.1%, which was explained by the already mentioned volume decrease, and to a lower extent due to lower average prices.

Cost of Sales increased by 13.7%, while in local currency it decreased by 10.9%, which is mainly explained by the drop in volumes sold, as well as by a lower cost of PET resin and lower sweetener costs. This was partially offset by the devaluation effect of the Argentine peso on our dollarized costs.

Distribution Costs and Administrative Expenses increased by 19.0% in the reporting currency, while in local currency, they decreased by 6.6%, which is mainly explained by the effect of lower volumes in distribution expenses and by lower advertising expenses.

The foregoing effects led to an Operating Income of CLP 17,337 million, a 37.3% increase. Operating Margin was 15.1%. In local currency Operating Income increased by 7.0%.

Adjusted EBITDA amounted to CLP 24,277 million, a 36.9% increase. Adjusted EBITDA Margin was 21.2%, an expansion of 283 basis points. On the other hand, in local currency Adjusted EBITDA increased by 7.9%.

BRAZIL: 1st Quarter 2020 vs. 1st Quarter 2019

The average quarterly exchange rate was 4.46 BRL/USD, which is compared with an average quarterly exchange rate of 3.77 BRL/USD in the same quarter of the previous year. Depreciation of local currencies against the U.S. dollar has a negative impact on our dollarized costs. Translation of figures from local currency to the reporting currency was performed using the average exchange rate for the conversion to Chilean pesos of 180.4 CLP/BRL, which is compared with 176.8 CLP/BRL in the same quarter of the previous year. Thereby generating a positive impact on the consolidation of figures.

Sales Volume for the quarter reached 67.1 million unit cases increasing by 1.7%, explained by the volume increase in the water and beer categories, which was partially offset by a decrease in the category for juices and soft drinks. Transactions reached 354.4 million, which represents an increase of 0.1%. It is worth mentioning that during this period, the state of Rio de Janeiro was affected by the quality of the drinking water, translating into a sharp growth of our water sale by over 150% and which also had a negative impact on our soft drinks sales. Our soft drinks market share in our Brazilian franchises reached 62.5 points, an expansion of 70 basis points regarding the same period of the previous year.

Net Sales reached CLP 170,270 million, an increase of 9.7%, mainly explained by the already mentioned volume increase and by the positive effect upon translation of figures. Net Sales in local currency increased by 7.0%, which was mainly explained by increased average prices, as well as by an increase in volumes.

_________________

1 Given that the information for March is not available as of the publication date of this report, soft drinks market share for operations in Argentina, Chile and Paraguay, corresponds to that accumulated until February 2020. Likewise, comparisons are performed regarding the market share accumulated as of February 2019.

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B

Cost of sales increased by 15.3%, while in local currency it increased by 12.5%, which is mainly explained by a shift in the mix towards products carrying a higher unit cost, specially beer, and by the effect of the devaluation of the Brazilian real on our dollarized costs. These effects were partially offset by a reduction in the cost of PET resin.

Distribution Costs and Administrative Expenses increased by 20.7% in the reporting currency. In local currency, they increased by 18.3%, which is mainly explained by other operating income classified under this item, which recorded a decrease regarding the previous year, and by greater advertising expenses. This was partially offset by lower labor costs.

The foregoing effects led to an Operating Income of CLP 20,751 million, a 23.5% decrease. Operating Margin was 12.2%. In local currency, Operating Income decreased by 26.0%.

Adjusted EBITDA amounted to CLP 28,474 million, a 16.8% decrease regarding the previous year. Adjusted EBITDA Margin was 16.7%, a contraction of 531 basis points. In local currency, Adjusted EBITDA decreased by 19.2%.

CHILE: 1st Quarter 2020 vs. 1st Quarter 2019

The average quarterly exchange rate was 804 CLP/USD, which compares to an average quarterly exchange rate of 667 CLP/USD in the same quarter of the previous year. The depreciation of local currencies with respect to the U.S. dollar has a negative impact on our dollarized costs.

Sales Volume during the quarter reached 67.3 million unit cases, representing a 4.4% increase, explained by the increase in all categories. Transactions reached 347.0 million, which represents a 1.2% increase. On the other hand, soft drinks market share, compared to the same period of the previous year, dropped 210 basis points reaching 64.4 points.1

Net Sales reached CLP 174,452 million, an 11.2% growth, which is mainly explained by an increase in average prices as well as by the already mentioned volume increase.

Cost of Sales increased by 8.2%, mainly explained by the shift in the mix towards sugar free products or with low sugar contents, which have a greater concentrate cost, and by the negative effect of the depreciation of the Chilean peso on our dollarized costs. This was partially offset by the lower use of sugar because of the shift in the mix towards sugar free products.

Distribution Costs and Administrative Expenses increased by 6.7%, which is mainly explained by higher distribution expenses given the increase of volumes sold, and by greater labor expenses.

The aforementioned effects led to an Operating Income of CLP 27,507 million, 34.5% higher when compared to the previous year. Operating Margin was 15.8%.

Adjusted EBITDA reached CLP 38,324 million, a 20.1% increase. Adjusted EBITDA Margin was 22.0%, an expansion of 162 basis points.

_________________

1 Given that the information for March is not available as of the publication date of this report, soft drinks market share, for all operations, corresponds to that accumulated until February 2020. Likewise, comparisons are performed regarding the market share accumulated as of February 2019.

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B

PARAGUAY: 1st Quarter 2020 vs. 1st Quarter 2019

The average quarterly exchange rate was 6,538 PYG/USD compared to an average quarterly exchange rate of 6,076 PYG/USD in the same quarter of the previous year. The depreciation of local currencies with respect to the U.S. dollar has a negative impact on our dollarized costs. The translation of figures from local currency to the reporting currency was performed using the average exchange rate of 0.12 CLP/PYG, thereby generating a positive effect upon consolidation of figures.

Sales Volume during the quarter reached 17.8 million unit cases, a decrease of 1.3%, explained by a decrease in the sales volume of soft drinks, partially offset by an increase in the categories for juices and water. Transactions reached 103.8 million, which represents a 2.9% decrease. Our soft drinks market share reached 74.5 a figure that is 310 basis points higher compared to the same period of the previous year.1

Net Sales reached CLP 46,086 million, reflecting an 18.4% increase. Net Sales in local currency increased by 5.9%, which was explained by price increases in all categories.

Cost of Sales in the reporting currency increased by 10.5%. In local currency it decreased by 1.2%, which is mainly explained by lower volumes sold, and by a reduction in the price of PET resin and sweetener prices, which was partially offset by the effect of the devaluation of the Guaraní on our dollarized costs.

Distribution Costs and Administrative Expenses increased by 21.8%, and in local currency they increased by 8.8%. This is mainly explained by lower other operating income classified under this item, as well as by greater depreciation. This was partially offset by lower distribution costs.

The aforementioned effects led to an Operating Income of CLP 11,731 million, higher by 35.5% when compared to the previous year. Operating Margin was 25.5%. In local currency Operating Income increased by 21.4%.

Adjusted EBITDA reached CLP 14,253 million, a 30.3% increase and Adjusted EBITDA Margin was 30.9%, an expansion of 282 basis points. In local currency Adjusted EBITDA increased by 16.6%.

_________________

1 Given that the information for March is not available as of the publication date of this report, soft drinks market share, for all operations, corresponds to that accumulated until February 2020. Likewise, comparisons are performed regarding the market share accumulated as of February 2019.

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B

NON-OPERATING RESULTS FOR THE QUARTER

Net Financial Income and Expense account recorded an expense of CLP 10,282 million, slightly higher than the expenses of CLP 9,991 million of the previous year, mainly as a result of the company’s higher debt.

Share of Profit or Loss of Investment in Associates using the Equity Method account went from a CLP 616 million profit to a CLP 1,035 million profit, which is mainly explained by greater earnings in the equity investee CMF.

Other Income and Expenses account recorded a CLP 2,921 million loss, compared with a CLP 2,200 million loss the same quarter of the previous year, which variation is mainly explained by greater contingencies in Andina Brazil.

Results by Adjustment Units and Exchange Rate Differences account went from a CLP 428 million profit to a CLP 7,178 million loss. This greater loss is mainly explained by the effect on our liabilities in UF of the higher inflation recorded compared to the same period of the previous year.

Income Tax went from -CLP 9,960 million to -CLP 7,622 million, variation that is mainly explained by the devaluation of the Chilean peso regarding the U.S. dollar, since the company has net liabilities in U.S. dollars, thereby generating a tax loss.

CONSOLIDATED BALANCE SHEET

The balance of assets and liabilities as of the closing dates of these financial statements are:

	12.31.2019	03.31.2020	Variation
Assets	CLP million	CLP million	CLP million
Current assets	533,474	729,681	196,207
Non-current assets	1,857,474	1,900,966	43,492
Total Assets	2,390,948	2,630,647	239,699

	12.31.2019	03.31.2020	Variation
Liabilities	CLP million	CLP million	CLP million
Current liabilities	411,658	323,053	-88,605
Non-current liabilities	1,010,386	1,290,542	280,155
Total Liabilities	1,422,044	1,613,595	191,550

	12.31.2019	03.31.2020	Variation
Equity	CLP million	CLP million	CLP million
Non-controlling interests	20,254	21,906	1,651
Equity attributable to the owners of the controller	948,650	995,147	46,497
Total Equity	968,904	1,017,052	48,149

At the closing of March, with regard to the closing of 2019, the Brazilian real depreciated against the Chilean peso by 13.4% generating a decrease in assets, liabilities and equity accounts due to the effect of translation of figures. On the other hand, at the closing of March, with regard to the closing of 2019, the Argentine peso and the Paraguayan guaraní appreciated against the Chilean peso by 5.4% and 10.6%, respectively. This generated an increase in assets, liabilities and equity accounts, due to the translation of figures.

Assets

Total assets increased by CLP 239,699 million, 10.0% compared to December 2019.

Current assets increased by CLP 196,207 million, 36.8% compared to December 2019, which is mainly explained by an increase in Cash and Cash Equivalents (CLP 224,577 million), mainly because of greater cash flow availability explained by the Bond issuance in the U.S. market in January of this year. The previous increase was partially offset by a decrease in Trade Accounts and Other Current Accounts Receivable (-CLP 34,631 million) because of seasonal factors since we are comparing to December 2019, the month with higher sales in the year, and thus, with high accounts receivable compared to an average month.

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B

On the other hand, non-current assets increased by CLP 43,492 million, 2.3% regarding December 2019, which is mainly explained by the increase of Other Non-Current Financial Assets (CLP 77,973 million) mainly explained by the effect of the depreciation of the Brazilian real regarding the U.S. dollar during the period, which increased the mark-to-market of cross currency swaps. The previous increase was partially offset by a decrease in other Non-Current Non-Financial Assets (-CLP 14,250 million) mainly because of the effect of converting figures on some accounts in this item from our subsidiary in Brazil, and because of the decrease in Property, Plant and Equipment (-CLP 10,915 million). The decrease in Property, Plant and Equipment is mainly due to increased depreciation (-CLP 27,463 million), which was partially offset by investments made (CLP 21,696 million), which mainly corresponds to investments in cold equipment and packaging.

Liabilities and Equity

In total, liabilities increased by CLP 191,550 million, 13.5% compared to December 2019.

Current liabilities decreased by CLP 88,605 million, 21.5% compared to December 2019, which is mainly explained by the decrease in Trade Accounts and Other Current Accounts Payable (-CLP 41,619 million), due to seasonal factors considering that December is the month with higher sales in the year and thus a month with high accounts payable to suppliers. In addition, the decrease in Other Current Non-Financial Liabilities (-CLP 22,208 million) is due to the payment of interim dividends in January this year. To the above decreases, the decrease in Current Employee Benefit Provisions (-CLP 14,738 million) is added, as much of the staff goes on vacation during the first months of the year.

On the other hand, Non-Current Liabilities increased by CLP 280,155 million, 27.7% compared to December 2019, mainly due to the increase in Other Non-Current Financial Liabilities (CLP 302,816 million), mainly explained by the recognition of the liability for issuing the bond on the U.S. market in January this year.

As for equity, it increased by CLP 48,149 million, 5.0% compared to December 2019, explained by Retained Earnings (CLP 60,319 million), which result from the profits earned in the period (CLP 47,991 million) and from the restatement of equity balances in our subsidiary in Argentina, pursuant to IAS 29 (CLP 12,328 million). The increase in Retained Earnings was partially offset by the negative effect of translation of figures from foreign subsidiaries, and by the mark-to-market of cross currency swaps.

FINANCIAL ASSETS AND LIABILITIES

At the closing of March 2020, Total financial assets amounted to USD 643 million. This amount is broken down into Cash and Cash Equivalent for USD 449 million and Derivative Hedging Valuation for USD 195 million.

Financial Assets for Cash and Cash Equivalent are invested in term deposits and short-term fixed income mutual funds. In terms of exposure to currencies, these are 79.5% denominated in Chilean pesos, 9.1% in Brazilian reals, 6.3% in Paraguayan guaraní, 3.7% in US dollars and 1.3% in Argentine pesos.

At the closing of March 2020, financial debt level is USD 1,237 million, of which USD 660 million corresponds to bonds on the international market, USD 544 million to bonds in the local Chilean market and USD 33 million to bank and other debt. It is worth noting the issuance of a bond on the international market made in January 2020 totaling USD 300 million, due 2050, which was completely redenominated to Chilean pesos indexed to inflation (UF).

Financial debt, including the CCS effect, is 82.4% denominated in UF, 15.8% in Brazilian reals, 1.0% in Chilean pesos, 0.6% in U.S. dollars, 0.1% in Paraguayan guaraní and 0.0% in Argentine pesos.

At the closing of March 2020, Net Financial Debt of the Company's Total Financial Assets reached USD 594 million.

CASH FLOW

	03.31.2019	03.31.2020	Variation
Cash Flow	CLP million	CLP million	CLP million	%
Operating	39,991	48,526	8,535	21.3%
Investment	-28,234	-26,750	1,484	-5.3%
Financing	-25,527	200,262	225,789	-884.5%
Net Cash Flow for the period	-13,770	222,038	235,808	-1,712.5%

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B

During the present period, the Company generated a positive net cash flow of CLP 222,038 million, which is explained as follows:

Operating activities generated a positive net cash flow of CLP 48,526 million, higher than the CLP 39,991 million recorded in the same period of 2019, which is mainly due to higher collections from clients partially offset by higher payments from hedging agreements.

Investment activities generated a negative cash flow of CLP 26,750 million, with a positive variation of CLP 1,484 million regarding the previous year, which is mainly explained by higher purchases of property, plant and equipment offset by greater redemptions from financial investments.

Financing activities generated a positive cash flow of CLP 200,262 million, with a positive variation of CLP 225,789 million regarding the previous year, which is mainly explained by the U.S. dollar bond issuance in the United States.

MAIN INDICATORS

INDICATOR	Definition	Unit	Mar 20	Dec 19	Mar 19	Mar 20 vs Dec 19	Mar 20 vs Mar 19
LIQUIDITY
Current Liquidity	Current Asset	Times	2.3	1.3	1.3	74.3%	74.4%
	Current Liability

Acid Ratio	Current Asset - Inventory	Times	1.8	0.9	0.9	91.6%	109.7%
	Current Liability
ACTIVITY
Investments		CLP million	21,696	116,171	37,555	-81.3%	-42.2%

Inventory Turnover	Cost of Sales	Times	2.0	7.0	1.7	-71.9%	13.6%
	Average Inventory
INDEBTEDNESS
Indebtedness Ratio	Total Liabilities	Times	1.6	1.5	1.4	8.1%	9.9%
	Minority Interest + Equity

Financial Expenses Coverage	EBIT*	Times	176.9	225.5	3.9	-21.5%	4,396.8%
	Fin. Expenses* – Fin. Income*

Net Debt/Adjusted EBITDA	Net Debt	Times	1.4	1.5	1.7	-5.0%	-19.4%
	Adjusted EBITDA*
PROFITABILITY
On Equity	Net Income for the fiscal year*	%	18.1%	19.4%	11.8%	(1.3 pp)	6.2 pp
	Average Equity

On Total Assets	Net Income for the Fiscal year*	%	7.0%	7.5%	4.6%	(0.6 pp)	2.4 pp
	Average Assets

*Value corresponds to the sum of the last 12 moving months. Equity corresponds to equity attributable to the owners of the controller. EBIT is the result before taxes and interest.

Liquidity

Current Liquidity recorded a positive variation of 74.3% compared to December 2019 explained by the 36.8% increase in current assets, which as mentioned above, is mainly explained by the increase in Cash and Cash Equivalents, due to the issuance of a bond on the U.S. market in January this year. In addition, the 21.5% decrease in current liabilities, explained mainly by seasonal factors.

Acid Ratio recorded a 91.6% increase compared to December 2019, for the reasons set out above in addition to a slight increase in inventories during the period (1.3%). Current assets excluding inventories recorded a 50.3% increase compared to December 2019.

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B

Activity

At the closing of March 2020, investments reached CLP 21,696 million, a 42.2% decrease compared to the same period in 2019. This is explained by the fact that of the total as of March 2019 (CLP 37,555 million), CLP 19,575 million correspond to the effect of adopting IFRS 16, since the standard meant recognizing right-of-use for that amount. Excluding this effect in both periods, investments increased by 18.8% compared to the same period of the previous year.

Inventory Turnover reached 2.0x, recording an increase of 13.6% versus the same period of 2019, mainly because Cost of Sales increased by 11.9% versus the same period in 2019.

Indebtedness

Indebtedness ratio reached 1.6x as of the closing of March 2020, representing an 8.1% increase regarding the closing of December 2019. This is mainly due to the 13.5% increase in total liabilities compared to December 2019 and was partially offset by the 5.0% increase in total equity compared to December 2019.

The Financial Expenses Coverage indicator records a 21.5% decrease when compared to December 2019, mainly due to the 3.0% increase in financial expenses, partially offset by the 2.4% increased financial income compared to December 2019.

Net Debt/Adjusted EBITDA was 1.4x, which represents a 5.0% decrease versus December 2019. The foregoing is mainly due to the 2.9% increase of Adjusted EBITDA. In addition to the 2.2% decrease in Net Debt compared to December 2019, mainly explained by the increase in Cash and Cash Equivalents.

Profitability

Profitability on Equity reached 18.1%, 1.3 percentage points lower than the indicator measured in December 2019. This result is because of the 8.4% increase in Average Equity, which was higher than the increase in Net Earnings (1.1%). On the other hand, Profitability on Total Assets was 7.0%, 0.6 percentage points lower than the indicator measured in December 2019, mainly explained by the 9.0% increase in Average Assets which was higher than the increase in Net Earnings.

MARKET RISK ANALYSIS

The Company’s risk management is the responsibility of the office of the Chief Executive Officer, (through the areas of Corporate Management Control, Sustainability and Risks, which depends on the office of the Chief Financial Officer), as well as each of the management areas of Coca-Cola Andina. The main risks that the Company has identified and that could possibly affect the business are as follows:

Relationship with The Coca-Cola Company

A large part of the Company’s sales derives from the sale of products whose trademarks are owned by The Coca-Cola Company, which has the ability to exert an important influence on the business through its rights under the Licensing or Bottling Agreements. In addition, we depend on The Coca-Cola Company to renew these Bottling Agreements.

Non-alcoholic beverage business environment

Consumers, public health officials, and government officials in our markets are increasingly concerned about the public health consequences associated with obesity, which can affect demand for our products, especially those containing sugar.

The Company has developed a large portfolio of sugar-free products and has also made reformulations to some of its sugary products, significantly reducing sugar contents of its products.

Raw material prices and exchange rate

Many raw materials are used in the production of beverages and packaging, including sugar and PET resin, the prices of which may present great volatility. In the case of sugar, the Company sets the price of a part of the volume that it consumes with some anticipation, in order to avoid having large fluctuations of cost that cannot be anticipated.

In addition, these raw materials are traded in dollars; the Company has a policy of hedging in the futures market a portion of the dollars it uses to buy raw materials.

Instability in the supply of utilities

In the countries in which we operate, our operations depend on a stable supply of utilities and fuel. Power outages or water shut-offs may result in service interruptions or increased costs. The Company has mitigation plans to reduce the effects of eventual outages or shut offs.

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B

Economic conditions of the countries where we operate

The Company maintains operations in Argentina, Brazil, Chile and Paraguay. The demand for our products largely depends on the economic situation of these countries. Moreover, economic instability can cause depreciation of the currencies of these countries, as well as inflation, which may eventually affect the Company’s financial situation.

New tax laws or modifications to tax incentives

We cannot ensure that any government authority in any of the countries in which we operate will not impose new taxes or increase existing taxes on our raw materials, products or containers. Likewise, we cannot assure that these authorities are going to uphold and/or renew tax incentives that currently benefit some of our operations.

A devaluation of the currencies of the countries where we have our operations, regarding the Chilean peso, can negatively affect the results reported by the Company in Chilean pesos

The Company reports its results in Chilean pesos, while a large part of its revenues and Adjusted EBITDA comes from countries that use other currencies. Should currencies devaluate regarding the Chilean peso, this would have a negative effect on the results of the Company, upon the translation of results into Chilean pesos.

The imposition of exchange controls could restrict the entry and exit of funds to and from the countries in which we operate, which could significantly limit our financial capacity

The imposition of exchange controls in the countries in which we operate could affect our ability to repatriate profits, which could significantly limit our ability to pay dividends to our shareholders. Additionally, it may limit the ability of our foreign subsidiaries to finance payments of U.S. dollar denominated liabilities required by foreign creditors.

Civil unrest in Chile could have a material adverse effect on general economic conditions in Chile and our business, results of operations and financial condition

Since October 18, 2019, there have been protests and demonstrations in Chile, seeking to reduce inequality, including claims about better pensions, improvement in health plans and reduced health care costs, reduction in the cost of public transportation, better wages, among others. Sometimes demonstrations have been violent, causing damage to public and private property.

We cannot predict the extent to which the Chilean economy will be affected by the civil unrest, nor can we predict if government policies enacted as a response to the civil unrest will have a negative impact on the Chilean economy and our business. Neither can we assure that demonstrations and vandalism will not cause damage to our logistics and production infrastructure. So far, the Company has not been affected in any material respect.

Our business is subject to risks arising from the COVID-19 pandemic

The recent COVID-19 pandemic has resulted in the countries where we operate taking extraordinary measures to contain the spread of COVID-19, including travel restrictions, closing borders, restrictions or bans on social gathering events, instructions to citizens to practice social distancing, non-essential business closure, quarantine implementation, and other similar actions. The impact of this pandemic has substantially increased uncertainty regarding the development of economies and is most likely to cause a global recession. We cannot predict how long this pandemic will last, or how long the restrictions imposed by the countries where we operate will last.

Since the impact of COVID-19 is very uncertain, we cannot accurately predict the extent of impact this pandemic will have on our business and our operations. There is a risk that our employees, contractors and suppliers may be restricted or prevented from carrying out their activities for an indefinite period of time, including due to shutdowns mandated by the authorities. Although our operations have not been materially disrupted to date, eventually the pandemic and the measures taken by governments to contain the virus could affect the continuity of our operations. In addition, some measures taken by governments have negatively affected some of our sales channels, especially the closing of restaurants and bars, as well as the prohibition of social gathering events, which affects our sales volumes to these channels. We cannot predict the effect that the pandemic and these measures will have on our sales to these channels, nor whether these channels will recover once the pandemic is over. Nor can we predict how long our consumers will change their consumer spending pattern as a result of the pandemic.

Additionally, a possible outbreak of other epidemics in the future, such as SARS, Zika or the Ebola virus, could also result in a similar impact on our business than COVID-19.

A more detailed analysis of business risks is available in the Company’s 20-F and Annual Report, available on our website.

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B

RECENT EVENTS

Resolutions General Shareholders’ Meeting

The following resolutions were adopted at the General Shareholders’ Meeting held on April 16, 2020, among others:

1.	The approval of the Annual Report, Financial Statements for the fiscal year 2019; as well as the Report of Independent Auditors with respect to the previously mentioned Financial Statements;
2.	The approval of earnings distribution and dividend payments;
3.	The approval of Company dividend distribution policy and the distribution and payment procedures used;
4.	The approval of the complete renewal of the Board of Directors, with the following composition:

SERIES A:

Eduardo Chadwick Claro

Juan Claro González

José Antonio Garcés Silva

Arturo Majlis Albala

Pilar Lamana Gaete (Independent)

Gonzalo Parot Palma (Independent)

Gonzalo Said Handal

Salvador Said Somavía

Rodrigo Vergara Montes

Roberto Mercadé

Marco Antonio Araujo

Mariano Rossi

SERIES B:

Georges de Bourguignon Arndt

Felipe Joannon Vergara

5.	The approval of compensation for Directors and members of the Directors’ Committee pursuant to article 50 bis of Chilean Corporate Law and for members of the Audit Committee required by the Sarbanes-Oxley Act; establish their operating budget, as well as their annual report and expenses incurred by both Committees;
6.	The appointment of Ernst & Young as independent auditors for the fiscal year 2020;
7.	The appointment of the Company Risk Rating agencies for the fiscal year 2020: Fitch Chile Clasificadora de Riesgo Limitada and ICR Compañía Clasificadora de Riesgo Limitada as local rating agencies; and Fitch Ratings, Inc. and Standard & Poor’s Global Ratings as the Company’s international rating agencies;
8.	The approval of the report on Board agreements in accordance with articles 146 and forward of Chilean Corporate Law, regarding operations that took place after the last General Shareholders’ Meeting; and,
9.	The appointment of Diario Financiero, as the newspaper where notices and shareholders’ meetings announcements should be published.

Regarding number 2 above, the Shareholders’ Meeting approved payment of a Final Dividend on account of 2019 Fiscal Year and an Additional dividend on account of retained earnings in the following amounts:

Final Dividend

CLP 26.00 (twenty six Chilean pesos) per each Series A Shares; and

CLP 28.60 (twenty-eight point sixty Chilean pesos) per each Series B Shares

Payment of this final dividend will be available beginning May 29, 2020. The Shareholders’ Registry will close on the fifth business day prior to payment date.

Additional Dividend

CLP 26.00 (twenty six Chilean pesos) per each Series A Shares; and

CLP 28.60 (twenty-eight point sixty Chilean pesos) per each Series B Shares

Payment of this additional dividend will be available beginning August 28, 2020. The Shareholders’ Registry will close on the fifth business day prior to payment date.

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B

COVID-19 impact on our business

Due to the impact that COVID-19 has had on different countries around the world and its recent arrival in the region where we operate, Coca-Cola Andina is taking the necessary actions to protect its employees and ensure the operational continuity of the Company.

Among the measures that have been taken to protect its employees are:

•	Education campaign addressed to our employees on measures to be taken to prevent the spread of COVID-19.

•	Every employee in an environment of potential contagion is returned home.

•	New cleaning protocols in our facilities.

•	Certain practices and work activities are modified, maintaining service to customers:

o	We have proceeded to work from home in all positions where it is possible.

o	All domestic and international work trips have been cancelled.

•	Provide personal protection equipment to all our employees who must continue to work in plants and distribution centers, as well as truck drivers and helpers, including masks and alcohol gel.

Since mid-March, the governments of the countries where the Company operates have taken a number of steps to reduce the infection rate of COVID-19. These measures include closing schools, universities, restaurants and bars, malls, the prohibition of social gathering events, sanitary controls and health check points, and in some cases, total or partial quarantines for a part of the population. Governments in the countries where we operate have also announced economic stimulus measures for families and businesses, including restrictions on dismissals of workers in Argentina.

These measures are having consequences for the Company and its customers. As these measures become more restrictive, Andina's priority will be to maintain the safety and protection of its employees, while continuing to operate in order to serve our customers and community in the best possible way. To date, none of our plants have had to suspend their operations, and COVID-19 has not affected a significant part of our employees.

Since mid-March, and as a result of the COVID-19 pandemic and the restrictions imposed by the authorities in the 4 countries where we operate, we have seen great volatility in our sales in the different channels. During this period, at the consolidated level, we have observed a sharp drop in our sales volumes in the on-premise channel, consisting mainly of restaurants and bars, which have mostly had to be closed. We have also seen a decrease in volume in the wholesale channel, as well as a moderate decrease in volumes in the supermarket and mom & pops channels. These volume changes vary significantly between the four operations. Because these changes are very recent, and because the pandemic and the measures governments take are changing very rapidly, we believe it is too early to draw conclusions about changes in the long-term consumption pattern, and how these may affect our operational and financial results in the future.

Due to the uncertainty regarding the evolution of the COVID-19 pandemic and the aforementioned government measures, including how long they will persist, and the uncertainty regarding the effect they will have on our volumes and business in general, we cannot predict the effect these trends will have on our financial situation. However, we believe that the company will have no liquidity problems or difficulties in complying with the covenants of our bonds. To date, we do not anticipate significant provisions or write-offs. Finally, we are reviewing our investment plan and expenses for the year to adapt to these new trends.

Coca-Cola Andina is among the three largest Coca-Cola bottlers in Latin America, servicing franchised territories with almost 54.0 million people, delivering 746.4 million unit cases or 4,238 million liters of soft drinks, juices, and bottled water during 2019. Coca-Cola Andina has the franchise to produce and commercialize Coca-Cola products in certain territories in Argentina (through Embotelladora del Atlántico), in Brazil (through Rio de Janeiro Refrescos), in Chile, (through Embotelladora Andina) and in all of Paraguay (through Paraguay Refrescos). The Chadwick Claro, Garcés Silva, Hurtado Berger, Said Handal and Said Somavía families control Coca-Cola Andina in equal parts. The Company’s proposal to generate value is being a leader in the non-alcoholic beverages market, developing a relationship of excellence with consumers of its products, as well as with its employees, customers, suppliers and with its strategic partner Coca-Cola. For more company information visit www.koandina.com.

This document may contain projections reflecting Coca-Cola Andina’s good faith expectation and are based on currently available information. However, the results that are finally obtained are subject to diverse variables, many of which are beyond the Company's control and which could materially impact the current performance. Among the factors that could change the performance are: the political and economic conditions on mass consumption, pricing pressures resulting from competitive discounts of other bottlers, weather conditions in the Southern Cone and other risk factors that would be applicable from time to time and which are periodically informed in reports filed before the appropriate regulatory authorities, and which are available on our website.

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B

Embotelladora Andina S.A.
First Quarter Results for the period ended March 31, 2020. Reported figures, IFRS GAAP.
(In nominal million Chilean pesos, except per share)

	January-March 2020					January-March 2019
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
Volume total beverages (Million UC)	67.3	67.1	46.1	17.8	198.3	64.5	66.0	49.0	18.0	197.5	0.4%
Transactions (Million)	347.0	354.4	215.3	103.8	1,020.5	343.0	354.1	230.6	106.9	1,034.6	-1.4%

Net sales	174,452	170,270	114,675	46,086	504,615	156,876	155,276	96,688	38,928	447,263	12.8%
Cost of sales	(101,041)	(109,993)	(57,873)	(24,593)	(292,631)	(93,386)	(95,400)	(50,895)	(22,256)	(261,431)	11.9%
Gross profit	73,412	60,278	56,801	21,493	211,983	63,490	59,876	45,793	16,672	185,832	14.1%
Gross margin	42.1%	35.4%	49.5%	46.6%	42.0%	40.5%	38.6%	47.4%	42.8%	41.5%
Distribution and administrative expenses	(45,905)	(39,527)	(39,465)	(9,762)	(134,658)	(43,035)	(32,753)	(33,171)	(8,016)	(116,975)	15.1%

Corporate expenses (2)					(1,369)					(1,099)	24.6%
Operating income (3)	27,507	20,751	17,337	11,731	75,957	20,455	27,123	12,622	8,656	67,758	12.1%
Operating margin	15.8%	12.2%	15.1%	25.5%	15.1%	13.0%	17.5%	13.1%	22.2%	15.1%
Adjusted EBITDA (4)	38,324	28,474	24,277	14,253	103,959	31,917	34,208	17,735	10,940	93,701	10.9%
Adjusted EBITDA margin	22.0%	16.7%	21.2%	30.9%	20.6%	20.3%	22.0%	18.3%	28.1%	20.9%

Financial (expenses) income (net)					(10,282)					(9,991)	2.9%
Share of (loss) profit of investments accounted for using the equity method					1,035					616	68.0%
Other income (expenses) (5)					(2,921)					(2,200)	32.7%
Results by readjustement unit and exchange rate difference					(7,178)					428	-1776.0%

Net income before income taxes					56,611					56,611	0.0%

Income tax expense					(7,622)					(9,960)	-23.5%

Net income					48,989					46,651	5.0%

Net income attributable to non-controlling interests					(998)					(536)	86.1%
Net income attributable to equity holders of the parent					47,991					46,115	4.1%
Net margin					9.5%					10.3%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					50.7					48.7
EARNINGS PER ADS					304.2					292.3	4.1%

(1) Total may be different from the addition of the four countries because of intercountry eliminations.
(2) Corporate expenses partially reclassified to the operations.
(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.
(4) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.
(5) Other income (expenses) includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: "Other income", "Other expenses" and "Other (loss) gains".

Embotelladora Andina S.A.
First Quarter Results for the period ended March 31, 2020. Reported figures, IFRS GAAP.
(In nominal million US$, except per share)

	Exch. Rate :			804.40		Exch. Rate :			666.78

	January-March 2020					January-March 2019
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
Volume total beverages (Million UC)	67.3	67.1	46.1	17.8	198.3	64.5	66.0	49.0	18.0	197.5	0.4%
Transactions (Million)	347.0	354.4	215.3	103.8	1,020.5	343.0	354.1	230.6	106.9	1,034.6	-1.4%

Net sales	216.9	211.7	134.6	57.3	619.4	235.3	232.9	142.5	58.4	668.3	-7.3%
Cost of sales	(125.6)	(136.7)	(67.9)	(30.6)	(359.8)	(140.1)	(143.1)	(75.0)	(33.4)	(391.5)	-8.1%
Gross profit	91.3	74.9	66.7	26.7	259.6	95.2	89.8	67.5	25.0	276.8	-6.2%
Gross margin	42.1%	35.4%	49.5%	46.6%	41.9%	40.5%	38.6%	47.4%	42.8%	41.4%
Distribution and administrative expenses	(57.1)	(49.1)	(46.3)	(12.1)	(164.7)	(64.5)	(49.1)	(48.9)	(12.0)	(174.6)	-5.7%

Corporate expenses (2)					(1.7)					(1.6)	3.3%
Operating income (3)	34.2	25.8	20.3	14.6	93.2	30.7	40.7	18.6	13.0	101.3	-8.0%
Operating margin	15.8%	12.2%	15.1%	25.5%	15.1%	13.0%	17.5%	13.1%	22.2%	15.2%
Adjusted EBITDA (4)	47.6	35.4	28.5	17.7	127.6	47.9	51.3	26.1	16.4	140.1	-8.9%
Adjusted EBITDA margin	22.0%	16.7%	21.2%	30.9%	20.6%	20.3%	22.0%	18.3%	28.1%	21.0%

Financial (expenses) income (net)					(12.8)					(15.0)	-14.5%
Share of (loss) profit of investments accounted for using the equity method					1.3					0.9	39.2%
Other income (expenses) (5)					(3.5)					(3.3)	8.2%
Results by readjustement unit and exchange rate difference					(8.7)					0.6	-1484.7%

Net income before income taxes					69.5					84.6	-17.8%

Income tax expense					(9.1)					(15.0)	-39.4%

Net income					60.4					69.6	-13.2%

Net income attributable to non-controlling interests					(1.2)					(0.8)	54.2%
Net income attributable to equity holders of the parent					59.2					68.8	-14.0%
Net margin					9.6%					10.3%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					0.06					0.07
EARNINGS PER ADS					0.38					0.44	-14.0%

(1) Total may be different from the addition of the four countries because of intercountry eliminations.
(2) Corporate expenses partially reclassified to the operations.
(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.
(4) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.
(5) Other income (expenses) includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: "Other income", "Other expenses" and "Other (loss) gains".

Embotelladora Andina S.A.
First Quarter Results for the period ended March 31, 2020.
(In local nominal currency of each period, except Argentina (3))

	January-March 2020				January-March 2019
	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$
	Nominal	Nominal	IAS29	Nominal	Nominal	Nominal	IAS 29	Nominal
Total beverages volume (Million UC)	67.3	67.1	46.1	17.8	64.5	66.0	49.0	18.0
Transactions (Million)	347.0	354.4	215.3	103.8	343.0	354.1	230.6	106.9

Net sales	174,452	937.9	8,677.0	375,422	156,876	876.7	9,335.6	354,575
Cost of sales	(101,041)	(606.0)	(4,379.1)	(200,233)	(93,386)	(538.7)	(4,913.9)	(202,722)
Gross profit	73,412	331.9	4,297.9	175,189	63,490	338.0	4,421.7	151,853
Gross margin	42.1%	35.4%	49.5%	46.7%	40.5%	38.6%	47.4%	42.8%
Distribution and administrative expenses	(45,905)	(218.4)	(2,986.1)	(79,402)	(43,035)	(184.6)	(3,195.8)	(72,960)

Operating income (1)	27,507	113.5	1,311.8	95,787	20,455	153.4	1,225.9	78,892
Operating margin	15.8%	12.1%	15.1%	25.5%	13.0%	17.5%	13.1%	22.2%
Adjusted EBITDA (2)	38,324	156.2	1,837.0	116,273	31,917	193.4	1,702.6	99,698
Adjusted EBITDA margin	22.0%	16.7%	21.2%	31.0%	20.3%	22.1%	18.2%	28.1%

(1) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.
(2) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.
(3) Argentina 2020 figures are presented in accordance to IAS 29, in March 2020 currency. 2019 figures are also presented in accordance to IAS 29, in March 2020 currency.

Embotelladora Andina S.A.

Consolidated Balance Sheet
(In million Chilean pesos)

				Variation %
ASSETS	03-31-2020	12-31-2019	03-31-2019	12-31-2019	03-31-2019

Cash + Time deposits + market. Securit.	385,848	157,915	122,252	144.3%	215.6%
Account receivables (net)	167,392	201,913	139,925	-17.1%	19.6%
Inventories	149,603	147,641	150,467	1.3%	-0.6%
Other current assets	26,837	26,004	31,473	3.2%	-14.7%
Total Current Assets	729,681	533,474	444,118	36.8%	64.3%

Property, plant and equipment	1,615,273	1,620,343	1,533,005	-0.3%	5.4%
Depreciation	(903,469)	(897,624)	(831,051)	0.7%	8.7%
Total Property, Plant, and Equipment	711,804	722,719	701,953	-1.5%	1.4%

Investment in related companies	95,603	99,867	101,535	-4.3%	-5.8%
Goodwill	117,297	121,222	112,863	-3.2%	3.9%
Other long term assets	976,262	913,667	784,463	6.9%	24.4%
Total Other Assets	1,189,162	1,134,755	998,861	4.8%	19.1%

TOTAL ASSETS	2,630,647	2,390,948	2,144,932	10.0%	22.6%

				Variation %
LIABILITIES & SHAREHOLDERS' EQUITY	03-31-2020	12-31-2019	03-31-2019	12-31-2019	03-31-2019

Short term bank liabilities	764	1,438	21,167	-46.8%	-96.4%
Current portion of bonds payable	13,724	21,605	15,224	-36.5%	-9.9%
Other financial liabilities	17,678	17,550	5,958	0.7%	196.7%
Trade accounts payable and notes payable	253,001	297,339	248,440	-14.9%	1.8%
Other liabilities	37,886	73,726	52,190	-48.6%	-27.4%
Total Current Liabilities	323,053	411,658	342,979	-21.5%	-5.8%

Long term bank liabilities	744	909	1,737	-18.2%	-57.2%
Bonds payable	1,011,612	718,963	691,071	40.7%	46.4%
Other financial liabilities	33,788	23,455	26,107	44.1%	29.4%
Other long term liabilities	244,398	267,059	205,497	-8.5%	18.9%
Total Long Term Liabilities	1,290,542	1,010,386	924,412	27.7%	39.6%

Minority interest	21,906	20,254	20,117	8.2%	8.9%

Stockholders' Equity	995,147	948,650	857,425	4.9%	16.1%

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	2,630,647	2,390,948	2,144,932	10.0%	22.6%

Financial Highlights
(In million Chilean pesos)

	Accumulated
ADDITIONS TO FIXED ASSETS	03-31-2020	12-31-2019	03-31-2019

Chile	10,295	56,141	22,701
Brazil	4,560	22,737	8,482
Argentina	4,193	22,011	5,089
Paraguay	2,649	15,283	1,283
Total	21,696	116,171	37,555

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
By: /s/ Andrés Wainer
Name: Andrés Wainer
Title: Chief Financial Officer

Santiago, April 28, 2020